INTEGRA RESOURCES CORP. US$55 MILLION BOUGHT DEAL PUBLIC OFFERING TERM SHEET

February 4, 2026

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained on SEDAR+ at www.sedarplus.ca. Alternatively, copies of the final short form base shelf prospectus and any applicable shelf prospectus supplement may be obtained in Canada from Canaccord Genuity Corp., 40 Temperance Street, Suite 2100, Toronto, ON M5H 0B4, or by ecm@cgf.com, and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

A registration statement on Form F-10 (File No. 333-276530) (the “Registration Statement”) (including a prospectus and a prospectus supplement) relating to the securities has been filed with the United States Securities and Exchange Commission (the “SEC”). The Common Shares will be offered by way of a prospectus supplement to the Registration Statement.  You may obtain these documents for free by visiting the Company’s EDGAR profile on the SEC’s website at www.sec.gov.

This document does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision.

All amounts in US$ unless otherwise stated.

Issuer:	Integra Resources Corp. (the "Company").

Underwritten Offering:	16,180,000 common shares of the Company (the "Common Shares").

Offering Price:	$3.40 per Common Share (the "Offering Price").

Gross Proceeds:	$55,012,000 ($61,613,440 upon exercise in full of the Over-Allotment Option as defined below).

Over-Allotment Option:	The Company has granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,941,600 Common Shares at $3.40 per Common Share, exercisable in whole or in part at any time, up to and including the Closing Date (as defined below) (the Over-Allotment Option together with the Underwritten Offering shall be collectively referred to as the “Offering”).

Use of Proceeds:	The net proceeds of the Offering will be used to fund pre-production capital expenditures at the DeLamar Project, including procurement work and early works and land purchase.

Form of Offering:	"Bought-deal" public offering by way of a prospectus supplement to the Company's short form base shelf prospectus dated January 16, 2024, to be filed in all of the provinces and territories of Canada (other than Quebec) and in the United States pursuant to the multi-jurisdictional disclosure system.

Underwriting Agreement:	The Company and the Underwriters will enter into a definitive underwriting agreement which agreement will contain "material change out", "disaster and regulatory out", and "breach out" clauses running to the closing of the Offering.

Listing:	The common shares of the Company are listed on the TSX Venture Exchange (the "TSXV") under the symbol "ITR" and on the NYSE American under the symbol "ITRG". An application has been or will be made to list the Common Shares on the TSXV and NYSE American.

Eligibility:	The Common Shares shall be eligible for RRSPs, RRIFs, RDSPs, TFSAs, FHSAs and DPSPs.

Joint Bookrunners:	Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc.

Underwriters' Commission:	5.0% of the gross proceeds of the Offering, other than in respect of sales to subscribers on a president’s list (maximum of US$2,000,000) for which a commission of 2.5% shall be paid.

Closing Date:	February 9, 2026 or such other date as Canaccord Genuity and the Company may agree, but in any event no later than February 16, 2026 (the "Closing Date").